EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	For the Years Ended December 31,
	2015	2014	2013	2012	2011

Fixed charges(1)	$43,621	$79,907	$92,970	$86,073	$89,265
Preferred stock dividends	6,437	5,716	5,736	5,773	5,885
Combined fixed charges and preferred stock dividends	$50,058	$85,623	$98,706	$91,846	$95,150
Fixed charges	$50,058	$85,623	$98,706	$91,846	$95,150
Net Income	$14,704	$28,619	$75,720	$100,218	$122,876
	$64,762	$114,242	$174,426	$192,064	$218,026
Dollar amount of deficiency	$-	$-	$-	$-	$-
Ratio of earnings to combined fixed charges and preferred stock dividends	1.29	1.33	1.77	2.09	2.29

(1)	Fixed charges consist of interest expense on all indebtedness.